DL

Act: 34
Section: 13(a)
Rule:
Public Availability: 10-1-03

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 1, 2003

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Hawaiian Holdings, Inc. ("Hawaiian Holdings")
Incoming letter dated August 13, 2003 and September 9, 2003

Based on the facts presented, the Division is unable to provide the requested no action relief regarding reports required to be filed with the Commission under Section 13(a) of the Securities Exchange Act of 1934. We note in this regard that Hawaiian Holdings' request does not satisfy the standards defined in Staff Legal Bulletin No. 2 (April 15, 1997). In particular, we note that Hawaiian Holdings' common stock is currently listed and actively traded on the American Stock Exchange under the symbol "HA."

Sincerely,

Robert Plesnarski

Robert Plesnarski
Special Counsel

03034901

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2003

John K. Hughes
Sidley Austin Brown & Wood LLP
1501 K Street, N.W.
Washington, DC 20005

Re: Hawaiian Holdings, Inc.

Dear Mr. Hughes:

In regard to your letters of August 13, 2003 and September 9, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
NEW YORK
SAN FRANCISCO

1501 K STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE 202 736 8000
FACSIMILE 202 736 8711
www.sidley.com

FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

John K. Hughes
(202) 736-8480

August 13, 2003

By Hand Delivery

David Lynn, Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549

Re: Hawaiian Holdings, Inc. (Commission File Number: 1-31443): Request for Modified Exchange Act Reporting

Dear Mr. Lynn:

On behalf of our client, Hawaiian Holdings, Inc. ("Holdings"), we hereby request no-action advice from the Division of Corporation Finance in connection with Holdings' proposal to modify its current reporting requirements under the Securities Exchange Act of 1934 ("Exchange Act"). Holdings' common shares are registered under Section 12(b) of the Exchange Act and listed on the American Stock Exchange ("Amex," stock symbol HA). Holdings is therefore required to file periodic and other reports pursuant to the Exchange Act. Holdings' primary asset is its sole ownership, directly and indirectly, of all of the issued and outstanding shares of common stock of Hawaiian Airlines, Inc. ("HAI"). Holdings is a holding company whose sole operating subsidiary is HAI, and Holdings has no significant assets other than its direct and indirect stock ownership interest in HAI. Holdings became HAI's sole owner as part of a corporate reorganization effected in 2002, pursuant to which Holdings succeeded to HAI's reporting and related obligations under the Exchange Act. HAI is engaged primarily in the scheduled air transportation of passengers, cargo and mail between the State of Hawaii and certain U.S. and non-U.S. locations and among the six major islands in the State of Hawaii.

On March 21, 2003, HAI filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court for the District of Hawaii ("Bankruptcy Court"), *In re Hawaiian Airlines, Inc.*, Case No. 03-00817 ("HAI Bankruptcy Case"). For the reasons described below, Holdings believes that, as a result of the HAI Bankruptcy Case, maintenance of its regular periodic reports would present an undue hardship and is unnecessary for the protection of investors.

Accordingly, and as discussed in further detail below, Holdings hereby proposes that, during the pendency of the HAI Bankruptcy Case, Holdings be permitted to file, under cover of a Current Report on Form 8-K, copies of the monthly operating reports ("Monthly Operating Reports") that HAI is required to file with the Bankruptcy Court (pursuant to the United States Trustee's Operating and Reporting Requirements for Chapter 11 Cases), as well as other material information concerning developments, in lieu of filing the quarterly and annual reports required by the Exchange Act. This letter is submitted in conformity with Exchange Act Release No. 34-9660 (June 30, 1972) ("1972 Release"), as updated and supplemented by Staff Legal Bulletin No. 2 (April 15, 1997) ("SLB No. 2").

Background

When HAI commenced the HAI Bankruptcy Case on March 21, 2003 ("HAI Petition Date"), Holdings itself did not file for relief under Chapter 11 of the Bankruptcy Code, and has not sought bankruptcy protection at any time since the HAI Petition Date. Since the HAI Petition Date, HAI has continued to operate its business (initially as a debtor-in-possession, and as discussed below, from and after the appointment of a chapter 11 trustee in the HAI Bankruptcy Case, under the supervision and control of the chapter 11 trustee) under the jurisdiction of the Bankruptcy Court.

The Company's Current Report on Form 8-K filed on June 2, 2003 disclosed that, on May 30, 2003, the U.S. Trustee's Office, with approval of the Bankruptcy Court, selected an initial trustee to serve as the trustee in the Chapter 11 Case. Since that time, the initial trustee has resigned and a replacement trustee has been selected to serve as the trustee ("Trustee") in the Chapter 11 Case.[1]

As a result of numerous factors, including difficulties in the airline industry, as disclosed under the heading "State of the Airline Industry" in the Item 2 of Part I of Holdings' Quarterly Report on Form 10-Q for the period ending March 31, 2003 that was filed on May 20, 2003, in March 2003, the Board of Directors of HAI determined that a chapter 11 filing for HAI was in the best interests of HAI and its creditors and equity holders and would provide a process that would enable the effectuation of a successful financial restructuring of HAI and provide for a return to profitability for HAI (and thus for Holdings). Due to the protections afforded by the Bankruptcy Court during the pendency of the HAI Bankruptcy Case, HAI has continued delivering services to its customers without disruption since filing for bankruptcy, both before and after the appointment of the Trustee.

At the outset of the HAI Bankruptcy Case, HAI's operations were under the control of the common officers and directors of HAI and Holdings (whose board membership and executive officers were comprised of the same individuals). Holdings also had complete and

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[1] References herein to the "Trustee" refer to the initial trustee, John Monahan, from the date of his appointment until his subsequent resignation, and to the successor trustee, Joshua Gotbaum, from the date of his appointment until the present.

unfettered access to all information and personnel at HAI. On March 31, 2003, Boeing Capital Corp., one of HAI's largest creditors, filed a motion seeking the appointment of a Chapter 11 trustee ("Trustee Motion"). On May 16, 2003, the Bankruptcy Court issued an order granting the Trustee Motion.

The appointment of the Trustee served to divest operational and financial control and management of HAI from the officers and directors of HAI. This effectively removed Holdings from all management functions with respect to HAI, thereby eliminating the unfettered access to HAI personnel and information previously afforded to Holdings. Instead, the Trustee currently has effective control of the day-to-day operations of HAI, as well as the ability to control the finances and management of HAI. In addition, upon his appointment the Trustee requested and received the resignation of John Adams from his positions as Chief Executive Officer and Chairman of the Board of HAI. Since that time, the Trustee has retained several of the other executive officers of HAI to conduct the day-to-day operation of HAI under the supervision and control of the Trustee.

As reported in Holdings' Form 8-K filing of June 20, 2003, Holdings received a letter on June 18, 2003 from Ernst & Young LLP ("E&Y") notifying Holdings that E&Y was resigning its position as Holdings' auditor, effective immediately (although E&Y continues to serve as the auditor for HAI). In resigning, E&Y did not note any issues related to accounting or auditing matters involving Holdings. Given Holdings' prior dependence on HAI resources for carrying out its operations, Holdings currently lacks the funds to engage any accounting firm to serve as its auditor.

Holdings is engaged in ongoing discussions with the Trustee and his advisors with respect to facilitating the flow of information from HAI, but there is no assurance that Holdings will be able to obtain all of the necessary information from the Trustee and HAI. Moreover, the Trustee and his advisors have made it clear that, regardless of whatever information may be provided by the Trustee and HAI to Holdings, such information will contain disclaimers such that Holdings will not be in a position to rely upon the accuracy and completeness of whatever information is provided.

On June 30, 2003, Holdings received a letter from Amex informing Holdings that it was not in compliance with certain Amex listing standards. On July 14, 2003, Mellon Investor Services, LLC ("Mellon"), Holdings' stock transfer agent, notified Holdings that it was resigning as transfer agent as of the close of business on July 14, 2003. As a result, shareholders that hold shares of Holdings' common stock in their own name as shareholders of record are not able to re-register such shares and have the ownership of such shares transferred to another shareholder's name. In addition, shareholders that hold shares of Holdings' common stock in street name, such as in a stock brokerage account or by a bank or other nominee, are not able to request physical certificates evidencing such shares. As a result of such action, on July 14, 2003, Holdings was notified by Amex that it had instituted an immediate halt on trading in Holdings' shares. Since that date, shares of common stock of Holdings have not been traded on any of the major U.S. securities exchanges. Likewise, our review of other public sources of information, the information that is most relevant and meaningful for the protection of investors is contained in the Monthly Operating Reports.

Moreover, Holdings does not currently have access to the information that is relevant and material to the filing of its periodic reports as required by the Exchange Act. As noted, the appointment of the Trustee effectively removed Holdings and its personnel from all management functions with respect to HAI. As a result, Holdings no longer enjoys access to information regarding HAI needed to make the periodic filings required under the Exchange Act, nor does Holdings have access to personnel of HAI who have access to such information. Rather, such information and personnel are under the control of the Trustee, and Holdings' access to such information and personnel is subject to the cooperation and discretion of the Trustee. Holdings has communicated with the Trustee on several occasions to describe the current situation facing Holdings and seeking to obtain access to the information, documents and personnel needed by Holdings in order for Holdings to be in a position to make its periodic filings. Holdings has also met with the Trustee to discuss the situation as well as possible systems and processes that might allow Holdings to better meet its periodic reporting requirements in the future. To date, no definitive agreements or arrangements have been reached with respect to Holdings gaining access to such information or personnel pertaining to HAI that would allow Holdings to prepare and file meaningful periodic reports.

As also noted above, E&Y resigned as the auditor for Holdings effective as of June 20, 2003. Due to HAI's bankruptcy filing, Holdings currently lacks sufficient funds to retain a substitute audit firm, with the result that it is beyond Holdings' financial capabilities to obtain the services of an auditing firm that would be independent within the Commission's rules. Even if such replacement auditor could be retained, it could not complete the work required to enable Holdings to meet its filing obligations since it also would not have access to the information and personnel at HAI needed in order to prepare such reports. Furthermore, the Trustee (through his advisors) has made clear to Holdings that, whatever information may be provided by the Trustee to Holdings in the future, such information will be provided without any representations or warranties as to the accuracy or completeness of such information.

- As noted above, Holdings' common stock currently remains listed on Amex, but subject to a trading halt. Between the HAI Petition Date and the trading halt, trading in shares of Holdings remained active. Attached as Schedule A is a list showing the daily trading activity in Holdings for each of the three months prior to the HAI Petition Date, and for each month thereafter, ending on July 14, 2003, the date on which Amex placed a hold on trading in shares of Holdings. The following table, Table 1, shows the average weekly trading volume and prices for shares of Holdings' common stock from the HAI Petition Date through July 14, 2003.

Table 1[2]

Week Ending	Volume	Adjusted Closing Price
March 24, 2003	0	$1.50
March 31, 2003	0	$1.50
April 7, 2003	0	$1.50
April, 14, 2003	160,375	$0.75
April 21, 2003	97, 760	$0.81
April 28, 2003	65,120	$1.02
May 5, 2003	61,680	$0.90
May 12, 2003	135,840	$0.78
May 19, 2003	63,320	$0.75
May 27, 2003	182,525	$0.72
June 2, 2003	138,280	$0.67
June 9, 2003	330,960	$0.39
June 16, 2003	217,560	$0.48
June 23, 2003	190,780	$0.77
June 30, 2003	325,150	$0.85
July 7, 2003	89,020	$0.78
July 14, 2003	11,420	$0.80

- Since the halt on trading was initiated by Amex on July 14, 2003, there has been no trading in shares of Holdings' common stock, either on any major U.S. securities exchange, or on any over-the-counter market. Moreover, there are currently no market makers, over-the-counter or otherwise, for shares of Holdings' common stock. We do note, however, as mentioned above, that Holdings is in discussions with representatives of Amex to have such trading halt lifted.

Since the HAI Petition Date, Holdings has been principally engaged in the development of a substantially modified business strategy in an effort to assure that HAI can be effectively reorganized through a confirmable plan of reorganization. Holdings has been in contact with its existing shareholders, as well as certain other third parties, regarding their willingness to invest additional equity capital in Holdings and/or HAI as part of a potential restructuring pursuant to such a chapter 11 plan of reorganization.

As noted above, Holdings is a holding company whose sole material asset is its stock ownership interest in HAI. Holdings has no operations of its own, and has since its creation been staffed by the minimal number of employees required to carry out its operations as a holding company. Due to the HAI Bankruptcy Case, Holdings does not have any source of liquidity

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[2] Source: Yahoo Finance.

because during the pendency of the HAI Bankruptcy Case, Holdings cannot rely upon dividends or other cash infusions from HAI.

Holdings' goal is to preserve, protect and enhance the value of Holdings' existing equity ownership interest in HAI, which is the sole significant asset of Holdings. This goal, which Holdings believes to be in the best interests of its investors and the market, will be hindered if Holdings is required to divert its scarce resources to preparing and filing the periodic reports required by the Exchange Act. In addition, because it is unclear what any plan of reorganization that emerges from the HAI Bankruptcy Case will look like, it is possible that compelling Holdings to continue with its periodic filings under the Exchange Act might reduce the recovery for creditors and post-reorganization stockholders without any corresponding benefit to Holdings' current investors. Allowing Holdings to file the Monthly Operating Reports, in lieu of the periodic reports required by the Exchange Act, will minimize the costs to Holdings and HAI, and maximize the opportunities for a successful restructuring of HAI through the chapter 11 plan process.

Request for Modified Reporting

Based on SLB No. 2 and other precedent discussed herein, Holdings proposes to file with the Commission under cover of a Form 8-K copies of all Monthly Operating Reports as and when such reports are made available to it. Such Form 8-K filings would contain substantially all of the information required pursuant to Rule 2015 of the Federal Rules of Bankruptcy Procedure and the United States Trustee's Operating and Reporting Requirements for Chapter 11 Cases. This modified reporting procedure would replace the Company's required Form 10-Q and Form 10-K filings under the Exchange Act.

Holdings understands that this request applies only to filing Forms 10-Q and 10-K and recognizes its obligation to meet all other reporting requirements under the Exchange Act. Holdings will promptly issue press releases and file reports on Form 8-K as required to disclose any material events relating to the HAI Bankruptcy Case.

Holdings notes that under the standard reporting requirements of the Exchange Act, Holdings would be required to file, by no later than August 15, 2003, a Quarterly Report on Form 10-Q for the period ended June 30, 2003. This would be the first periodic report due for a period following the HAI Petition Date. Holdings is submitting this request for such period as well as subsequent periods during the pendency of the HAI Bankruptcy Case.

If you have any questions or comments with respect to this request or require any additional information, please do not hesitate to contact the undersigned at (202) 736-8480

For your convenience, enclosed are seven copies of this letter. Please acknowledge receipt of this letter by date stamping the file copy of this letter and returning it in the envelope we have provided.

Sincerely,

John K Hughes / BRP

John K. Hughes

JKH/ps

cc: Mr. John W. Adams
Paul V. Gerlach, Esq.
Michael Hyatte, Esq.
Richard W. Havel, Esq.

SCHEDULE A

DATE	OPEN	CLOSE	VOLUME
1/2/2003	$1.94	$2.10	39,700
1/3/2003	$2.09	$2.08	24,700
1/6/2003	$2.05	$2.10	24,500
1/7/2003	$2.10	$2.05	8,200
1/8/2003	$2.08	$2.00	28,400
1/9/2003	$1.90	$2.03	22,100
1/13/2003	$2.00	$2.09	38,400
1/14/2003	$2.14	$2.10	26,900
1/16/2003	$2.10	$2.07	18,600
1/17/2003	$1.93	$2.05	4,300
1/21/2003	$2.00	$2.02	22,000
1/22/2003	$1.92	$1.95	94,200
1/23/2003	$1.95	$2.07	11,200
1/24/2003	$1.92	$2.00	15,700
1/27/2003	$1.90	$1.94	77,400
1/28/2003	$1.94	$1.99	8,900
1/29/2003	$1.94	$1.90	70,900
1/30/2003	$1.93	$1.90	15,800
1/31/2003	$1.87	$1.99	36,200
2/3/2003	$1.92	$2.01	5,600
2/4/2003	$1.95	$1.90	22,100
2/5/2003	$1.90	$1.89	46,400
2/6/2003	$1.95	$1.93	8,700
2/7/2003	$1.83	$1.87	11,400
2/10/2003	$1.81	$1.74	60,400
2/11/2003	$1.75	$1.80	35,200
2/12/2003	$1.85	$1.84	6,400
2/13/2003	$1.52	$1.70	38,000
2/14/2003	$1.60	$1.50	51,700
2/18/2003	$1.50	$1.56	22,800
2/19/2003	$1.56	$1.54	30,800
2/20/2003	$1.45	$1.48	14,200
2/21/2003	$1.48	$1.65	9,800
2/24/2003	$1.40	$1.59	21,700
2/25/2003	$1.45	$1.50	23,000
2/26/2003	$1.45	$1.50	135,200
2/27/2003	$1.55	$1.45	18,200
2/28/2003	$1.50	$1.40	7,700

3/3/2003	$1.38	$1.30	48,300
3/4/2003	$1.30	$1.33	15,500
3/5/2003	$1.30	$1.37	14,900
3/6/2003	$1.41	$1.40	12,800
3/7/2003	$1.47	$1.44	31,900
3/10/2003	$1.40	$1.44	2,700
3/11/2003	$1.27	$1.34	54,300
3/12/2003	$1.25	$1.40	4,900
3/13/2003	$1.30	$1.49	54,800
3/14/2003	$1.28	$1.42	25,600
3/17/2003	$1.35	$1.52	42,900
3/18/2003	$1.55	$1.55	5,700
3/19/2003	$1.51	$1.45	10,300
3/20/2003	$1.45	$1.48	2,800
3/21/2003	$1.51	$1.50	12,700
3/24/2003	$1.50	$1.50	0
3/25/2003	$1.50	$1.50	0
3/26/2003	$1.50	$1.50	0
3/27/2003	$1.50	$1.50	0
3/28/2003	$1.50	$1.50	0
3/31/2003	$1.50	$1.50	0
4/1/2003	$1.50	$1.50	0
4/2/2003	$1.50	$1.50	0
4/3/2003	$1.50	$1.50	0
4/4/2003	$1.50	$1.50	0
4/7/2003	$1.50	$1.50	0
4/8/2003	$1.50	$1.50	0
4/9/2003	$1.50	$1.50	0
4/10/2003	$1.50	$1.50	0
4/11/2003	$1.50	$1.50	0
4/14/2003	$1.50	$1.50	0
4/15/2003	$1.50	$1.50	0
4/16/2003	$0.45	$0.45	366,600
4/17/2003	$0.50	$0.75	274,900
4/21/2003	$0.85	$0.87	206,700
4/22/2003	$0.94	$0.76	155,400
4/23/2003	$0.80	$0.76	31,600
4/24/2003	$0.78	$0.77	48,800
4/25/2003	$0.78	$0.81	46,300
4/28/2003	$0.86	$0.93	69,700
4/29/2003	$0.93	$0.93	94,300
4/30/2003	$0.95	$1.00	56,900
5/1/2003	$1.00	$1.00	55,000
5/2/2003	$0.98	$1.02	49,700

5/5/2003	$1.00	$0.95	56,900
5/6/2003	$0.94	$0.95	66,000
5/7/2003	$0.89	$0.92	24,900
5/8/2003	$0.94	$0.85	22,500
5/9/2003	$0.75	$0.90	138,100
5/12/2003	$0.89	$0.85	75,700
5/13/2003	$0.83	$0.83	242,400
5/14/2003	$0.75	$0.82	151,600
5/15/2003	$0.78	$0.79	101,100
5/16/2003	$0.82	$0.78	108,400
5/19/2003	$0.75	$0.72	66,100
5/20/2003	$0.72	$0.75	55,500
5/21/2003	$0.75	$0.75	43,900
5/22/2003	$0.74	$0.75	117,400
5/23/2003	$0.74	$0.75	33,700
5/27/2003	$0.75	$0.75	50,900
5/28/2003	$0.72	$0.70	288,400
5/29/2003	$0.68	$0.75	366,100
5/30/2003	$0.73	$0.72	24,700
6/2/2003	$0.74	$0.73	129,500
6/3/2003	$0.73	$0.73	269,000
6/4/2003	$0.72	$0.73	138,900
6/5/2003	$0.72	$0.72	19,400
6/6/2003	$0.71	$0.67	134,600
6/9/2003	$0.67	$0.68	119,100
6/10/2003	$0.65	$0.63	110,300
6/11/2003	$0.63	$0.51	247,700
6/12/2003	$0.45	$0.30	283,000
6/13/2003	$0.30	$0.39	894,700
6/16/2003	$0.45	$0.45	516,400
6/17/2003	$0.46	$0.47	325,700
6/18/2003	$0.49	$0.49	69,200
6/19/2003	$0.50	$0.45	98,600
6/20/2003	$0.48	$0.48	77,900
6/23/2003	$0.47	$0.54	170,300
6/24/2003	$0.54	$0.50	129,100
6/25/2003	$0.50	$0.54	115,800
6/26/2003	$0.54	$0.68	179,700
6/27/2003	$0.66	$0.77	359,000
6/30/2003	$0.80	$0.88	722,000
7/1/2003	$0.90	$0.91	289,400
7/2/2003	$0.92	$0.94	187,800
7/3/2003	$0.93	$0.85	101,400

7/7/2003	$0.86	$0.91	194,000
7/8/2003	$0.90	$0.89	40,700
7/9/2003	$0.89	$0.83	74,600
7/10/2003	$0.83	$0.77	67,100
7/11/2003	$0.90	$0.78	68,700
7/14/2003	$0.80	$0.80	57,100
7/15/2003	$0.80	$0.80	0
7/16/2003	$0.80	$0.80	0
7/17/2003	$0.80	$0.80	0
7/18/2003	$0.80	$0.80	0
7/21/2003	$0.80	$0.80	0
7/22/2003	$0.80	$0.80	0
7/23/2003	$0.80	$0.80	0
7/24/2003	$0.80	$0.80	0
7/25/2003	$0.80	$0.80	0
7/28/2003	$0.80	$0.80	0
7/29/2003	$0.80	$0.80	0
7/30/2003	$0.80	$0.80	0
7/31/2003	$0.80	$0.80	0
8/1/2003	$0.80	$0.80	0
8/4/2003	$0.80	$0.80	0
8/5/2003	$0.80	$0.80	0
8/6/2003	$0.80	$0.80	0
8/7/2003	$0.80	$0.80	0
8/8/2003	$0.80	$0.80	0

SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING | BRUSSELS | CHICAGO | DALLAS | GENEVA | HONG KONG | LONDON

1501 K STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE 202 736 8000
FACSIMILE 202 736 8711
www.sidley.com

FOUNDED 1866

LOS ANGELES | NEW YORK | SAN FRANCISCO | SHANGHAI | SINGAPORE | TOKYO | WASHINGTON, D.C.

John K. Hughes
(202) 736-8480

September 9, 2003

RECEIVED
2003 SEP 10 AM 10: 13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY HAND DELIVERY

Robert Plesnarski
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549

Re: Hawaiian Holdings, Inc. (Commission File Number: 1-31443):
Request for Modified Exchange Act Reporting

Dear Mr. Plesnarski:

This letter is in response to our recent telephone conversation regarding the no-action letter request (the "No Action Request"), dated August 13, 2003, that we have submitted to the Securities and Exchange Commission on behalf of Hawaiian Holdings, Inc. (the "Company"). The No Action Request contains a request to grant the Company relief from its periodic filing obligations under the Securities and Exchange Act of 1934, as amended. In our recent conversation, you asked that we provide an update on trading activity in the shares of the Company's common stock on the American Stock Exchange ("Amex").

As noted in the No Action Request, the Company was, at the time the No Action Request was submitted, engaged in ongoing discussions with Amex to have Amex lift the trading halt that Amex has previously imposed with respect to trading in shares of the Company's common stock. As disclosed in the Company's Current Report on Form 8-K filed on August 20, 2003, Amex lifted that trading halt on August 19, 2003.

In response to your request, we are attaching hereto as Schedule A a summary sheet indicating the trading activity since the Company's common stock has resumed trading. We hope that this information is useful to you in your determination regarding the Company's request for modified reporting as explained more fully in the No Action Request.

Please let me know if we can provide any additional information in connection with this matter, or if you would like to discuss any matters discussed herein or in our earlier correspondence.

Sincerely,

John K. Hughes

Attachment

SCHEDULE A

DATE	OPEN	CLOSE	VOLUME
8/19/2003	$0.80	$0.80	371,000
8/20/2003	$0.80	$0.80	315,700
8/21/2003	$0.78	$1.00	486,500
8/22/2003	$1.05	$1.04	211,500
8/25/2003	$1.04	$1.00	169,900
8/26/2003	$1.01	$0.99	99,500
8/27/2003	$0.99	$0.90	136,400
8/28/2003	$0.90	$0.85	138,700
8/29/2003	$0.85	$0.80	120,300
9/2/2003	$0.80	$0.75	207,800
9/3/2003	$0.77	$0.78	114,700
9/4/2003	$0.78	$0.76	127,800
9/5/2003	$0.77	$0.75	39,200
9/8/2003	$0.78	$0.87	249,400

Source: Yahoo Finance

including the NASD's OTC Bulletin Board and the Pink Sheets, shows that there has been no over-the-counter activity in shares of Holdings since the halt on trading in its shares was instituted by Amex on July 14, 2003. To the best of our knowledge, no dealer is acting as a market maker in Holdings' common stock. Currently, Holdings is in discussions with Mellon in connection with having Mellon continue as stock transfer agent. Holdings is also in discussions with Amex in connection with having the trading halt lifted.

Applicable Law

In the past, the staff of the Commission has frequently agreed to modify the reporting requirements of financially distressed issuers. The 1972 Release and SLB No. 2 reflect that the Commission will consider accepting reports that differ in form or content from the quarterly or annual reports required by the Exchange Act if the issuer is subject to bankruptcy proceedings or has severely curtailed its operations, so long as the modified reporting procedure is consistent with the protection of investors.

As noted above, Holdings is a holding company whose sole asset is its equity interest in HAI, which is Holdings' sole operating subsidiary. Holdings has no material assets or sources of revenue other than those that derive directly from its equity ownership interest in HAI. The information that Holdings discloses in its periodic reports prepared in connection with the requirements of the Exchange Act is almost exclusively information that is related to the operations and financial condition of HAI – and that is derived from HAI. Thus, even though Holdings itself is not in bankruptcy, for the purposes of the Exchange Act periodic reporting requirements, Holdings and HAI are essentially the same entity. At the same time, the divestiture of Holdings' control over HAI through the appointment of the Trustee makes fulfillment of the reporting duties an impossibility.

Given the relationship between Holdings and HAI, the grant of relief requested is consistent with previous no-action correspondence from the Commission in circumstances, as here, in which the full reporting requirements of the Exchange Act are unduly burdensome and is unnecessary to protect investors.

Discussion

Holdings believes that, under the existing circumstances outlined above, compliance with the full reporting requirements of the Exchange Act would present an undue burden and is unnecessary to protect investors. As an initial matter, Holdings believes that the information provided above under the heading "Background" demonstrates that Holdings has severely curtailed its own operations. Moreover, Holdings believes it has satisfied the tests of SLB No.2 and the 1972 Release in the following respects:

- Holdings has fully complied with its Exchange Act reporting obligations up through and including the period during which HAI initiated the HAI Bankruptcy Case. For the seven months prior to the HAI Petition Date that Holdings had been a reporting issuer, Holdings had filed its Quarterly

Report on Form 10-Q for the third fiscal quarter of 2002, as well as its Annual Report on Form 10-K for the fiscal year 2002, and its Quarterly Report on Form 10-Q for the first fiscal quarter of 2003 (although the latter two filings were preceded by Notifications of Inability to Timely File on Form 12b-25) containing all of the information required by those filings. In addition, during that time period, Holdings filed two Current Reports on Form 8-K disclosing all material events that occurred with respect to Holdings. Moreover, HAI, the predecessor reporting company to Holdings was current with its Exchange Act filings for at least the 36-month period prior to the date upon which HAI ceased being a reporting company.

- When Holdings announced the bankruptcy of HAI in its Current Report on Form 8-K that was filed on March 21, 2003, Holdings also issued a press release to inform the market of its financial condition. In its Annual Report on Form 10-K that was filed on April 15, 2003, Holdings provided complete financial statements for Holdings and HAI, and included a discussion of the effects that the HAI Bankruptcy Case was having on Holdings. Holdings did the same in its Quarterly Report on Form 10-Q that was filed on May 20, 2003. Holdings' existing stockholders have received adequate notice and disclosure of material and other events affecting Holdings and will continue to receive adequate disclosure during the bankruptcy period as a result of the modified reporting procedures requested herein, and through the disclosure materials required in connection with any plan of reorganization that may be proposed in connection with the HAI Bankruptcy Case. The Monthly Operating Reports submitted by HAI to the Bankruptcy Court (which would be filed with the Commission as proposed herein) will provide relevant information to stockholders regarding the status of the bankruptcy. Furthermore, such reports will be issued more frequently than filings made under Forms 10-K or 10-Q.

- Due to the nature of the relationship between Holdings and HAI, it is not in the best interests of investors to require Holdings to continue to file the standard periodic reports required under the Exchange Act because the information most relevant to the markets is found elsewhere. Pursuant to the United States Trustee's Operating and Reporting Requirements for Chapter 11 Cases, HAI is required to file Monthly Operating Reports with the Bankruptcy Court within 20 days following the end of each calendar month. The Monthly Operating Reports include unaudited financial information and the results of operations of HAI for the month to which the Monthly Operating Report relates. Given that the ultimate financial status of Holdings is intimately tied to the results of HAI's reorganization,